SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

PlanVista Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72701P105

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72701P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HealthPlan Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun HealthPlan, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 813,273 (See item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 813,273 (See item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 813,273 (See item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 hereby amends the Amendment No. 3 to the Statement on Schedule 13G (the “Schedule 13G”) filed on September 18, 2003 by HealthPlan Holdings, Inc., a Delaware corporation, Sun HealthPlan, LLC, a Delaware limited liability company, Sun Capital Partners II, LP, a Delaware limited partnership, Sun Capital Advisors II, LP, a Delaware limited partnership, Sun Capital Partners, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect the common stock of PlanVista Corporation (the “Issuer”) as follows:

Item 1.

Item 2.

Item 3.

Item 4.	Ownership

Item 4 is amended and restated in its entirety as follows:
(a)-(c). Each Reporting Person has, as of January 1, 2004, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

Each of HealthPlan Holdings, Inc., Sun HealthPlan, LLC, Sun Capital Partners II, LP, Sun Capital Advisors II, LP, Sun Capital Partners, LLC, Marc J. Leder and Rodger R. Krouse may be deemed to own beneficially 813,273 shares of Common Stock of the Issuer.  HealthPlan Holdings, Inc. directly owns 813,273 shares of Common Stock of the Issuer. Marc J. Leder and Rodger R. Krouse each own 50% of the membership interests in Sun Capital Partners, LLC, which in turn is the general partner of Sun Capital Advisors II, LP, which in turn is the general partner of Sun Capital Partners II, LP, which in turn wholly owns Sun HealthPlan, LLC, which in turn owns 100% of the issued and outstanding capital stock of HealthPlan Holdings, Inc.  As a result, Marc J. Leder, Rodger R. Krouse, Sun Capital Partners, LLC, Sun Capital Advisors II, LP, Sun Capital Partners II, LP and Sun HealthPlan, LLC may be deemed to have indirect beneficial ownership of the 813,273 shares of Common Stock owned directly by HealthPlan Holdings, Inc.  Marc J. Leder, Rodger R. Krouse, Sun Capital Partners, LLC, Sun Capital Advisors II, LP, Sun Capital Partners II, LP and Sun HealthPlan, LLC each expressly disclaims beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.

Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 813,273 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 4.8% of the outstanding Common Stock as of January 1, 2004. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 16,995,481 shares of Common Stock outstanding as of November 13, 2003, as disclosed in the Company’s Quarterly Report on Form 10-Q, filed November 19, 2003. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Item 5 is amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2004	HEALTHPLAN HOLDINGS, INC.

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	SUN HEALTHPLAN, LLC

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Manager

Date: January 5, 2004	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	/s/ Rodger R. Krouse
Rodger R. Krouse

Date: January 5, 2004	/s/ Marc J. Leder
Marc J. Leder

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, pursuant to the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Amendment to Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.

Date: January 5, 2004	HEALTHPLAN HOLDINGS, INC.

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	SUN HEALTHPLAN, LLC

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Manager

Date: January 5, 2004	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Rodger R. Krouse
	Name:	Rodger R. Krouse
	Its:	Co-Chairman

Date: January 5, 2004	/s/ Rodger R. Krouse
Rodger R. Krouse

Date: January 5, 2004	/s/ Marc J. Leder
Marc J. Leder